Affimed N.V. AACR Review of Interim Data from Phase 1 Study of cbNK Pre-complexed with AFM13 April 14, 2021 Exhibit 99.1

This presentation and the accompanying oral commentary contain “forward-looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward-looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, the safety and efficacy of our product candidates, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. Forward-Looking Statements / Cautionary Note

Katy Rezvani, M.D., Ph.D. Professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson Cancer Center Chief, Section of Cell Therapy Sally Cooper Murray Chair in Cancer Research Medical Director GMP and Cell Therapy Facility

Pre-complexing NK Cells with Bispecific Innate Cell Engager AFM13 Prior to Infusion Facilitates CAR-like Responses by NK Cells

AFM13 is a tetravalent bi-specific
anti-CD30::CD16 ICE®
Collaboration with Affimed and
Todd Fehniger-Washington University in St. Louis



L1
L2
L3
A
B
B
A
L3
L1
Anti-CD16A
Anti-CD30
AFM13
(CD16A/CD30)
CD16A
NK
Tumor
CD30
NK
Tumor
Engager Therapy
Immunological Synapse
Release of Perforins and Granzymes
Tumor Cell Lysis

Reusch et al. *Mabs*, 2014
Rothe et. al. *Blood*, 2015

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Loaded and washed P+E CB-NK cells Loaded P+E CB-NK cells AFM13 loaded and washed P+E CB-NK cells AFM13 loaded P+E CB-NK cells Unloaded P+E CB-NK cells Retention of AFM13 on NK Cells Following Pre-complexing Endows Them with CAR-like Properties against CD30+ Karpas 299 Kerbauy, Marin et al, Fehniger & Rezvani; Manuscript under revision

AFM13-104 Study Design Phase 1 Study Treating R/R CD30+ Lymphoma Patients cbNK = cord-blood derived NK cells Phase I: Dose-escalation study of cbNK cells combined with AFM13 in patients with R/R CD30+ lymphoma cbNK cells: pre-activated with IL12/15/18, expanded with uAPC K562 feeder cells and precomplexed with AFM13 Primary Objective: Safety, Recommended Phase 2 dose Secondary Objectives: Response rates (ORR, CR, PR), DoR, EFS, OS Regimen: 1 cycle with option for 2nd cycle Day -4 to -2 Day 0 Day 7, 14 & 21 Day 28 Cohort AFM13 Pre-complexed cbNK cells 1 1 x 106 / kg 2 1 x 107 / kg 3 1 x 108 / kg F/C Lympho-depletion AFM13 pre-complexed cbNK cells Weekly AFM13 200 mg DLT / Response Assessment Cycle 2 (if eligible)

AFM13-104: Interim Data

Phase 1 Study Treating R/R CD30+ Lymphoma Patients

Precomplexed cbNK Cell Dose	Patient	Cancer Type	Prior Treatment	CRS/Neurotoxicity / GVHD	Best Response
$1x10^6$ / kg	43-year-old-male	Hodgkin lymphoma	4 lines of therapy	None	Partial response
$1x10^6$ / kg	31-year-old-male	Hodgkin lymphoma	14 lines of therapy	None	Partial response
$1x10^6$ / kg	53-year-old-female	Hodgkin lymphoma	5 lines of therapy	None	Complete response (Cycle 2)
$1x10^7$ / kg	26-year-old-male	Hodgkin lymphoma	9 lines of therapy	None	Complete response (Cycle 1)

CRS=cytokine release syndrome GvHD=graft vs. host disease cbNK = cord-blood derived NK cells

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100% objective response rate in 4 patients treated at lowest dose levels 2 CRs observed – at lowest dose level (1 x106 cbNK cells) and in Cohort 2 (1x107 cbNK cells) Responses observed in all patients after a single cycle of therapy, with one patient seeing a deepening of response from cycle 1 to cycle 2 AFM13-104: Initial Clinical Observations CR: complete response HL: Hodgkin lymphoma Patient 2 – Baseline Patient 2 - after Cycle 1 1x106 / kg Heavily pre-treated patients with r/r HL Patients had between 4 and 14 lines of therapy All patients had previously received at least brentuximab vedotin and an anti-PD-1 Complete response observed in Patient 4, who had failed CD30 CAR-T Therapy well tolerated No events of CRS, neurotoxicity or GvHD

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